Yusufali & Associates, (Y&A) LLC.

Certified Public Accountants & IT Consultants

PCAOB, PCIDSS, AICPA & ISC2 Registered

55 Addison Drive, Short Hills, NJ 07078

Phone: 973-985-6169	Fax: 973-346-1923

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Almco Plumbing Inc.

We consent to the use, in the Offering Circular on Regulation A, of Almco Plumbing Inc., of our report dated February 27, 2023 on our audit of the financial statements of Almco Plumbing Inc., as of December 31,2022 and December 31,2021, and the related statement of operations, changes in stockholder’s equity and cash flows for each of the two years in the period ended December 31, 2022, December 31, 2021 and the related notes, and the reference to us under the caption “Experts”.

Yusufali & Associates, LLC

We have served as the Company’s auditor since 2022. Short Hills, New Jersey

March 14, 2023